                       This Exhibit Index is on page iii
     As filed with the Securities and Exchange Commission on June 27, 2002

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                  FORM 11-K

                              ------------------

                             MICROS SYSTEMS, INC.
              (Exact name of issuer as specified in its charter)

(Mark One)

      (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended DECEMBER 31, 2001.

                    OR

      ( )  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number: 0-9993



                     MARYLAND                                   52-1101488
                     --------                                   ----------
        (State or other jurisdiction of            (I.R.S. Employer Identification No.)
         incorporation or organization)


      7031 Columbia Gateway Drive
      Columbia, Maryland
      (Address of principal executive offices)                21046-2289
                                                              (Zip Code)

                 MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN
                 -------------------------------------------
                             (Full title of plan)


      (Name, address and telephone
      number of agent for service)

      A.L. GIANNOPOULOS
      CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
      MICROS SYSTEMS, INC.
      7031 COLUMBIA GATEWAY DRIVE
      COLUMBIA, MARYLAND 21046-2289
      (443) 285-6000

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the MICROS Systems, Inc. 401(k) Retirement Plan as required by Form 11-K together with the report thereon of PricewaterhouseCoopers LLP, independent auditors, dated June 14, 2002.

(b)  Exhibits:  A consent of PricewaterhouseCoopers LLP is being filed as
Exhibit 23 to this Report.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
------------------------------------------------------------------------------

                                                                                       PAGE(s)
FINANCIAL STATEMENTS
--------------------

  Report of Independent Accountants...................................................    1

  Statements of Net Assets Available for Benefits.....................................    2

  Statements of Changes in Net Assets Available for Benefits..........................    3

  Notes to Financial Statements.......................................................   4-9


ADDITIONAL INFORMATION*
----------------------

  Schedule I - Schedule of Assets (Held at End of Year), December 31, 2001............   10



* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of MICROS Systems, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MICROS Systems, Inc. 401(k) Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP
McLean, Virginia
June 14, 2002

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
------------------------------------------------------------------------------




                                                                  2001              2000
Uninvested cash                                             $      201,752    $      179,140
Investments (see Note 3)                                        22,129,829        21,696,386
                                                                ----------        ----------
         Net assets available for benefits                  $   22,331,581    $   21,875,526
                                                                ==========        ==========


  The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000
------------------------------------------------------------------------------



                                                                                 2001                2000
(Deductions from) Additions to net assets attributed to:
   Investment (loss) income
     Net (depreciation) in fair value of investments (see Note 3)             $ (3,644,095)     $ (11,894,851)
     Interest and dividends                                                        135,509          2,119,608
                                                                             --------------     --------------

                                                                               (3,508,586)        (9,775,243)
                                                                             --------------     --------------

   Contributions

     Employer's                                                                  1,478,240            919,134
     Participants'                                                               4,069,147          3,509,288
                                                                             --------------     --------------
                                                                                 5,547,387          4,428,422
                                                                             --------------     --------------

   Benefits paid to participants                                               (2,087,879)        (3,546,874)
                                                                             --------------     --------------
Net (decrease) prior to transfer
 from other plans                                                                 (49,078)        (8,893,695)


Transfer in from other plans (see Note 1)                                          505,133          1,056,516
                                                                             --------------     --------------


Net increase (decrease)                                                            456,055        (7,837,179)
Net assets available for benefits
   Beginning of year                                                            21,875,526         29,712,705
                                                                             --------------     --------------

   End of year                                                                $ 22,331,581       $ 21,875,526
                                                                             ==============     ==============



  The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


 1.   DESCRIPTION OF THE PLAN

      The following description of the MICROS Systems, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        A.     GENERAL

        The Plan is a defined contribution plan, sponsored by MICROS Systems, Inc. (the "Company"), covering all employees of the Company who have completed three consecutive months of service and are age twenty-one or older. Employees may enroll in the Plan on the first day of January, April, July or October upon satisfaction of the eligibility criteria. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Wells Fargo Retirement Plan Services, Inc. is the Plan's trustee, administrator and record keeper.

        In October 2000, the plan assets of the OPUS 2 Revenue Technologies, Inc. Profit Sharing Plan and Micros of South Florida, Inc. 401(k) Plan were merged with and into the MICROS Systems, Inc. 401(k) Retirement Plan.

        In August 2001, the plan assets of the Frontier Business Technologies, Inc. 401(k) Plan were merged with and into the MICROS Systems, Inc. 401(k) Retirement Plan.

        B.     CONTRIBUTIONS

        Participants may contribute 1% to 15% of their compensation to the Plan on a pre-tax basis through salary deductions; however, annual contributions may not exceed the maximum allowed under the Internal Revenue Code in any calendar year ($11,000 per taxpayer for the 2001 calendar year and $10,500 for the 2000 calendar year). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

        The Company contributes a guaranteed 50% of the first 5% of a participant's contribution. Additionally, at the end of each plan year the Plan provides for the availability of discretionary year-end profit sharing contributions, depending upon profits and Board of Directors approval. There were no such discretionary contributions granted during 2001 nor 2000.

        Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds and MICROS Systems, Inc. common stock as investment options for participants.

        C.     VESTING

        Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant's interest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, becomes vested 20% after two years of service and increases 20% each year thereafter until becoming fully vested after six years. Participants immediately vest upon death or disability.

        D.     PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contributions and allocations of the

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


        Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        E.      FORFEITED ACCOUNTS

        At December 31, 2001 and 2000 forfeited non-vested accounts totaled $121,196 and $167,511, respectively. These amounts are applied against employer contributions. In 2001 and 2000, the employer contributions were reduced by $163,601 and $106,147, respectively, from forfeited non-vested accounts.

        F.     PAYMENT OF BENEFITS

        Each participant is entitled to the market value of their vested benefits calculated as of the valuation date following retirement (normal retirement age is 65), death, disability or termination of employment. These benefits will be distributed in a single lump sum payment or in installments to the participant or another qualified plan as designated by the participant if the account balance exceeds $5,000. For termination of service due to other reasons, or if the balance is less that $5,000, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

        G.     PARTICIPANT NOTES

        Upon approval by the Plan Trustee/Sponsors, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their total account balance, including both employee and Company contributions. Participants may only have one outstanding loan at a time. These transactions are treated as transfers to (from) the investment option from (to) the Participant Notes fund. Notes are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Trustee/Sponsors. Interest rates on notes outstanding at December 31, 2001 ranged from 5.75% to 11.5%. Principal and interest are paid ratably through bi-weekly payroll deductions over a period not extending beyond five years from the date of the note. Loans may extend past five years if it is determined at the time of the loan that the funds will be used to acquire the principal residence of the participant.

        H.     ADMINISTRATIVE EXPENSES

        The Company pays Wells Fargo Retirement Plan Services, Inc. directly for certain normal Plan administrative expenses. Company personnel also perform various administrative services for the Plan, including maintenance of participant records on a non-compensatory basis.


 2.   SUMMARY OF ACCOUNTING POLICIES

        A.     BASIS OF ACCOUNTING

        The Plan's financial statements are prepared on the accrual basis of accounting.

        B.     USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

        assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

        C.     INVESTMENT VALUATION AND INCOME RECOGNITION

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes are valued at cost plus accrued interest, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        D.      CONTRIBUTIONS

        Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are recorded in the same period.

        E.     PAYMENT OF BENEFITS

        Benefits are recorded when paid.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


 3.   INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets.

                                                                        December 31,
                                                                   2001              2000
                                                                   ----              ----
        Putnam New Opportunities Fund,
        71,511 and 54,848 shares, respectively                $2,930,502        $3,215,193

        Putnam OTC & Emerging Growth Fund,
        284,486 and 224,147 shares, respectively               2,133,646         3,120,131

        Putnam Voyager II Fund,
        0 and 69,030 shares, respectively                         -              1,709,185

        AIM International Equity Fund,
        144,491 and 137,419 shares, respectively               2,152,920         2,637,062

        AIM Value Fund,
        305,755 and 279,472 shares, respectively               3,323,559         3,496,197

        AIM Charter Fund,
        189,140 and 186,917 shares, respectively               2,167,543         2,785,070

        MICROS Common Stock
        136,239 and 108,227 shares, respectively               3,408,709         1,975,156

        Putnam Money Market,
        1,576,792 and 1,272,917 shares, respectively           1,576,792         1,272,917

        Putnam Income Fund,
        240,731 and 134,472 shares, respectively               1,562,347           855,175

        AIM Blue Chip Fund,
        147,219 and 0 shares, respectively                     1,788,714              -


MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,644,095 and $11,894,851, respectively as follows:


                                                 2001            2000
                                                 ----            ----
        Mutual Funds                        $(4,565,509)       $ (9,145,312)
        Common Stock                            921,414          (2,749,539)
                                            -----------        -------------
                                            $(3,644,095)       $(11,894,851)
                                            ===========        ============

 4.     PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become immediately 100 percent vested in their accounts.


 5.     TAX STATUS

        The Plan, as amended effective January 29, 1997, is a non-standardized prototype plan sponsored by Wells Fargo Retirement Plan Services, Inc., which received a favorable determination letter from the Internal Revenue Service (IRS) dated March 12, 1993. The Plan itself has not applied for a separate determination letter, however, management believes that the Plan is designed and is currently being operated in compliance with all applicable provisions of the Internal Revenue Code and ERISA. Therefore, no provision for income taxes has been included in the Plan's financial statements.


   6.   RECONCILIATION TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 to the Form 5500:


        Net assets available for benefits per the financial statements     $ 21,875,526
        Benefits approved but unpaid                                            (18,905)
                                                                           ------------
        Net assets available for benefits per the Form 5500                $ 21,856,621
                                                                           ============

        The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to the Form 5500:


        Benefits paid to participants per the financial statements         $  2,087,879
        Less: Benefit amounts paid in 2001 but approved in 2000                 (18,905)
                                                                           ------------
        Benefits paid to participants per the Form 5500                    $  2,068,974
                                                                           ============

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year-end, but not yet paid as of that date.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

7.      RELATED PARTY TRANSACTION

        MICROS Systems, Inc. as Plan sponsor is a related party. At December 31, 2001 and 2000, the Plan held an investment of $3,408,709 and $1,975,156 of MICROS Systems, Inc. common stock, respectively. Such amounts represented 136,239 and 108,227 shares, respectively. During the years ended December 31, 2001 and 2000, $1,271,121 and $921,414 of
        MICROS Systems, Inc. common stock were purchased, respectively. In addition, during the years ended December 31, 2001 and 2000, $696,567 and $3,472,162 of MICROS Systems, Inc. common stock were sold.

                                                                      SCHEDULE I


MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
ADDITIONAL INFORMATION
------------------------------------------------------------------------------

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31,
2001

                                                                                                  CURRENT
IDENTITY OF ISSUE                    DESCRIPTION OF INVESTMENT                 COST                VALUE
Putnam Investments
   New Opportunities Fund       Registered Investment Company Mutual Fund,
                                $40.98 per share                                               $2,930,502
   OTC & Emerging Growth Fund   Registered Investment Company Mutual Fund,
                                $7.50 per share                                                 2,133,646
   Income Fund                  Registered Investment Company Mutual Fund,
                                $6.49 per share                                                 1,562,347
   Money Market Fund            Registered Investment Company Mutual Fund,
                                $1.00 per share                                                 1,576,792

AIM Family of Funds
   International Equity Fund    Registered Investment Company Mutual Fund,
                                $14.90 per share                                                2,152,920
   Value Fund                   Registered Investment Company Mutual Fund,
                                $10.87 per share                                                3,323,559
   Charter Fund                 Registered Investment Company Mutual Fund,
                                $11.46 per share                                                2,167,543
   Blue Chip Fund               Registered Investment Company Mutual Fund,
                                $12.15 per share                                                1,788,714

Federated Securities
   High Income Fund             Registered Investment Company Mutual Fund,
                                $7.66 per share                                                   120,995
   Max Cap Fund                 Registered Investment Company Mutual Fund,
                                $23.23 per share                                                  195,372
   International Small          Registered Investment Company Mutual Fund,
                                $17.60 per share                                                  107,727
   Company Fund

MICROS Common Stock*            Common Stock, $25.02 per share                                  3,408,709

Participants Notes*(5.75%-11.5%)                                                                  661,003
                                                                                                  -------


                                                                                             $ 22,129,829
                                                                                            =============


*   Denotes a party-in-interest.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN
-------------------------------------------

FORM 11-K
---------

SIGNATURES
----------

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN





Date: June 27, 2002      By: /s/ Gary C. Kaufman
                            ----------------------
                             Gary C. Kaufman,
                              Plan Trustee